FILED BY SEDAR

British Columbia Securities Commission (Principal Regulator)
Autorité des marchés financiers du Québec
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Prince Edward Island Securities Office
Registrar of Securities, Government of Yukon
Superintendent of Securities, Government of the Northwest Territories
Superintendent of Securities, Government of Nunavut

Dear Sirs/Mesdames:

RE:	Tahoe Resources Inc. (the “Corporation”)

This letter is being filed as the consent of Charles V. Muerhoff, to the use of and public filing of the report entitled “Technical Report on the La Arena Project, Peru” dated February 20, 2018 with an effective date of January 1, 2018 (the “Report”) in connection with the Corporation’s news release dated February 20, 2018 (the “Release”), and to the inclusion of the written disclosure of the Report and of extracts from or a summary of the Report in the written disclosure contained in the Release.

I hereby confirm that I have read the Release being filed by the Corporation, including the written disclosure of the Report and of extracts from or a summary of the Report contained in the Release and that it fairly and accurately represents the information in the Report for which I am responsible.

Sincerely,

/s/ Charles V. Muerhoff
Charles V. Muerhoff